SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             FOREST OIL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)

                                    346091606
                              ---------------------
                                 (CUSIP Number)

Craig D. Slater                                Drake S. Tempest, Esq.
The Anschutz Corporation                       O'Melveny & Myers LLP
2400 Anaconda Tower                            The Citicorp Center
555 Seventeenth Street                         153 East 53rd Street, 54th Floor
Denver, Colorado  80202                        New York, New York 10022-4611
(303) 298-1000                                 (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number  346091606
             ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Anschutz Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Kansas

--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          11,134,888
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      11,134,888
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,134,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                Page 2 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Anschutz Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          11,134,888
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      11,134,888
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,134,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Philip F. Anschutz

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                     1,587
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          11,134,888
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                           1,587
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      11,134,888
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,136,475
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                Page 4 of 7 Pages

         This Amendment No. 6 to Schedule 13D (the "SCHEDULE 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("ANSCHUTZ"), and which relates to shares of Common Stock, par value $.10 per share ("COMMON STOCK"), of Forest Oil Corporation (the "COMPANY"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "AMENDMENT NO. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "AMENDMENT NO. 2"), as further amended by Amendment No. 3, which was filed on August 5, 1996 (the "AMENDMENT NO. 3"), as further amended by Amendment No. 4, as filed on November 8, 1996 (the "AMENDMENT NO. 4"), as further amended by Amendment No. 5, as filed on August 28, 1997 (the "AMENDMENT NO. 5"), hereby further amends Items 3, 4 and 5 of the
Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as so amended.

         This Amendment No. 6 reflects TAC's belief that the number of shares of Common Stock outstanding on December 31, 1997 was 36,320,236 shares.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information previously furnished in response to this item is amended to read as follows:

         Funds used to purchase the Additional Shares (as defined in Item 4 below) will be provided by cash and short-term investments of TAC.

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to add the following:

         On January 12, 1998, the Company and TAC agreed in principle upon the purchase by TAC of 6,170,000 shares of Common Stock (the "ADDITIONAL SHARES") in consideration of the transfer by TAC to the Company of (a) TAC's interests in four producing oil and natural gas fields in Utah and Wyoming, including the Anschutz Ranch property, (b) TAC's interests in certain Canadian oil and gas assets, consisting primarily of 170,000 net acres of undeveloped land, and (c) TAC's interests in certain of its international oil and gas assets, consisting of ten international concessions encompassing 11 million net acres of undeveloped land.

         The proposed transactions are subject to the satisfaction of certain conditions, including the preparation and execution of a definitive purchase agreement, the


                                Page 5 of 7 Pages
approval of the transactions by the independent directors of the Company, the receipt by the Company of a satisfactory fairness opinion of an investment banking firm with respect to the transactions and the approval of the transactions by the shareholders of the Company other than TAC, AC and Anschutz. The transactions are expected to close in the second quarter of 1998.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         As of the date of this Amendment No. 6:

               (i) TAC is the direct owner, and AC and Anschutz are indirect beneficial owners, of 11,134,888 shares of Common Stock; and

               (ii) Anschutz  is the  direct  owner  of 1,587  shares  of Common
     Stock,

which 11,136,475 shares of Common Stock are approximately 30.7% of the shares of Common Stock that were outstanding on December 31, 1997.

         After giving  effect to the  transactions  described in the response to
Item 4 of this Amendment No. 6:

               (i) TAC would be the direct owner, and AC and Anschutz would be indirect beneficial owners, of 17,304,888 shares of Common Stock; and

               (ii) Anschutz would be the direct owner of 1,587 shares of Common Stock,

which 17,306,475 shares of Common Stock in the aggregate are (a) approximately 40.7% of the shares of Common Stock that would have been outstanding on December 31, 1997 if effect were given to the issuance of 6,170,000 Additional Shares and
(b) approximately 39.8% of the shares of Common Stock that would have been outstanding on December 31, 1997 if effect were given to the issuance of 6,170,000 Additional Shares and the issuance by the Company to persons unaffiliated with TAC, AC and Anschutz of 1,000,000 shares of Common Stock in a transaction publicly announced by the Company and currently expected by the Company to close in January 1998.

         TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as


                                Page 6 of 7 Pages
amended by Amendment Nos. 1 and 2, for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1 and First Amendment to Shareholders Agreement attached as Exhibit 6 to Amendment No. 2, pursuant to which such restrictions have been imposed.





                                Page 7 of 7 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JANUARY 13, 1998
-----------------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ PHILIP F. ANSCHUTZ
  ---------------------------------
  Philip F. Anschutz, Chairman

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JANUARY 13, 1998
---------------------
Date



ANSCHUTZ COMPANY




By /s/ PHILIP F. ANSCHUTZ
  ----------------------------------
   Philip F. Anschutz, Chairman

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JANUARY 13, 1998
---------------------------
Date



By /s/ PHILIP F. ANSCHUTZ
  ----------------------------
   Philip F. Anschutz